Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
(203) 762-2499

                               April 21, 2009

VIA EDGAR

Ms. Dorine Miller
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                      Startech Environmental Corporation
        Post-Effective Amendment No. 1 to Registration Statement on Form S-1/A
        File No. 333-145903
        Filed on April 16, 2009

Dear Ms. Miller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Startech Environmental Corporation (the “Registrant”) hereby respectfully requests the withdrawal of the above referenced Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 16, 2009 on EDGAR form type S-1/A (Registration Statement No. 333-145903) (the “Post-Effective Amendment”).

As discussed with the Staff, the Post-Effective Amendment is being withdrawn because the Post-Effective Amendment was filed via EDGAR as a Pre-Effective Amendment under the EDGAR code “S-1/A” rather than a Post-Effective Amendment under the EDGAR code “POS AM.”  No securities have been sold pursuant to the Post-Effective Amendment.  We expect to file “Post-Effective Amendment No. 1” under EDGAR code “POS AM” as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Ari Edelman of Kramer Levin Naftalis & Frankel LLP at (212) 715-9341.

                            Respectfully submitted,

                                                            STARTECH ENVIRONMENTAL CORPORATION

                                                            By: /s/ Peter J. Scanlon
                                           Peter J. Scanlon
                                           Chief Financial Officer, Secretary,
                                                               Vice President and Principal Financial Officer